Exhibit 4.15

[Unofficial Translation from Hebrew Original]

First Addendum to the Unprotected Lease Agreement from July 10, 2017

Prepared and signed on April 29, 2022

between	Minrav Group Ltd. 52-0034505

(Formerly Unihead Biopark Ltd.)

Hoshem Street 3, Ashdod

(“the Company”)

On the one hand;

And	BiondVax Pharmaceuticals Ltd. 51-34361

Einstein Street 14, Ness Ziona

(“the Tenant”)

On the other hand;

Whereas:	an unprotected lease agreement, with its extensions and additions (“the Lease Agreement”), was signed between the parties on July 10, 2017, by virtue of which the Lessee leases from the Company laboratories and offices in an area of approximately 1,845 square meters (gross) which constitutes the entire area of the second floor (“the Leased”), in a building in the compound of the medical campus of Hadassah and the Hebrew University of Ein Kerem in Jerusalem (“Structure”), as specified in the Lease Agreement;

Whereas:	and the Tenant has approached the Company with a request to regulate the rights to use the parking spaces, all as detailed and subject to the provisions in this Addendum below;

Therefore, it was declared, conditioned and agreed upon between the parties, as follows:

1.	Introduction and Headings

1.1.	The preamble to this Addendum constitutes an integral part of it, and the headings of the sections in this addendum are for convenience only and should not be used in any way to interpret it.

1.2.	All terms appearing in this Addendum and defined in the Lease Agreement shall have the meaning given to them in the Lease Agreement, unless expressly stated otherwise in this Addendum.

2.	Parking spaces

2.1.	Notwithstanding all that is stated in the Lease Agreement, its appendices and/or any other agreement between the parties, it is agreed between the parties that during the Lease Period and the Option Period (to the extent exercised) (as such terms are defined in the Lease Agreement), the Tenant will be entitled to make use of the Parking Spaces (as defined below), under the conditions and for consideration detailed below:

2.1.1.	The Tenant will be entitled to make use of 20 (twenty) parking spaces in total, as detailed below:

2.1.1.1.	5 (five) covered parking spaces (the “Original Parking Spaces”).

11 (eleven) regular outdoor parking spaces (the “Outdoor Parking Spaces”).

2.1.1.2.	4 (four) parking spaces located in two consecutive serial parking lots, unmarked, on the basis of availability, only, and in accordance with the instructions of the Company and/or the management company (the “Serial Parking”).

(“Parking Spaces”)

2.1.2.	In respect of granting the right to use the Covered Parking Spaces, the Tenant will pay the Company an agreed usage fee in the sum of NIS 490 (four hundred and ninety NIS) per month for each of the Covered Parking Spaces, plus indexation differences (as of the date of signing this Addendum) and VAT in accordance with the law (the “Fees for the Use of the Covered Parking Spaces”).

2.1.3.	In respect of granting the right to use the External Parking Spaces, the Lessee will pay the Company an agreed usage fee in the sum of NIS 350 (three hundred and fifty NIS) per month for each of the External Parking Spaces, plus indexation differences (as of the date of signing this Addendum) and VAT as required by law (the “Fees for the Use of the External Parking Spaces”).

2.1.4.	In respect of granting the right to use the Tory parking lots, the Tenant will pay the Company an agreed usage fee in the sum of NIS 650 (NIS 650) per month for each of the Serial Parking Spacess, plus indexation differences (as of the date of signing this Addendum) and VAT in accordance with the law (the “Serial Parking Usage Fees”).

2.1.5.	Notwithstanding the aforesaid and subject to the fulfillment of all the Tenant’s obligations in full and on time, it is agreed that the Tenant will be exempt from paying the Usage Fees for three (3) Covered Parking Spaces and Three (3) Outdoor Parking Spaces, only, for the entire Rental Period, until January 1, 2028 (the “Grace Period”), and will begin to pay the Usage Fees for the six (6) aforementioned parking spaces only during the option period (to the extent that it is exercised). For the avoidance of doubt, it is clarified that during the grace period, the tenant will be liable for all other payments that apply to him in accordance with the provisions of the Lease Agreement and this Addendum, including the payment of municipal taxes for all parking spaces, and any other payment that applies to the tenant in accordance with the Lease Agreement and/or the management agreement and/or this Addendum.

2.1.6.	The Company and/or the Management Company reserve the right to change the amount of payment for the use of the Parking Spaces, from time to time, at its sole discretion. In addition, the Tenant declares that he is aware that the number of Parking Spaces that the Company can make available to the Tenant during the Rental Period is limited, based on available space and is subject to the Company’s sole discretion.

2.1.7.	The Company and/or the Client is not obligated to maintain guards or other security measures in any of the areas in the building or outside it, and the existence of guards or other security measures in the building does not create any obligation or liability towards the tenant. The Guards Law, 5727-1967, does not apply to this Agreement.

2.1.8.	For the avoidance of doubt, it is clarified that in addition to the fees for the use of the parking spaces as stated above, the Tenant will bear the payments of general property taxes and/or business property taxes as well as any other taxes, fees, levies and other mandatory payments, whether governmental or inter-municipal, of any kind or kind, in connection with the parking spaces, which apply and/or will apply in the future according to any law to the Tenant and will be paid by him on the legal date to be paid to the authorities. The aforementioned payments will be paid by the Tenant whether imposed directly on the Tenant or on the Company, and the Tenant hereby undertakes to pay his share of the aforementioned payments immediately upon receipt of the payment demand (to the extent that it is imposed directly on the Tenant) or within 7 days of the Company’s demand, to the extent that the taxes are imposed on the Company.

2.1.9.	The provisions of clause 19 of the Lease Agreement will obligate the tenant with regard to the use of the parking spaces.

3.	Miscellaneous

3.1.	All other provisions of the Lease Agreement (for the avoidance of doubt, with its appendices), which have not been changed in the framework of this Addendum, will remain in effect, will also apply to the parking spaces and will bind the parties, with the necessary changes.

3.2.	Each of the parties hereby declares to the other that there is no impediment or restriction, whether by virtue of an agreement, by virtue of the law or otherwise, that prevents or restricts him from entering into this Addendum and/or executing it in accordance with its terms.

/s/	/s/ Amir Reichman
Minrav Group Ltd.	BiondVax Pharmaceuticals Ltd.
Company	The Tenant